Filed Pursuant to
SEC Rule 424(b)(3)
Registration No. 333-122229

QUADRIGA SUPERFUND, L.P. — SERIES A AND SERIES B SUPPLEMENT
DATED DECEMBER 12, 2006 TO PROSPECTUS DATED SEPTEMBER 27, 2006

NOVEMBER 2006 PERFORMANCE UPDATE

			Total NAV	NAV per Unit
	November 2006	Year to Date	11/30/06	11/30/06

Series A	-1.28%	1.42%	$67,848,008	$1,347.16
Series B	-1.73%	3.10%	$33,059,590	$1,568.76

*	All performance is reported net of fees and expenses

Fund results for November 2006:

World bond futures continued to trend higher in November as weak economic data outweighed hawkish central bank inflation dialogue. Although early month US unemployment reached a 5 year low of 4.4%, weak housing numbers, tame CPI and PPI and the largest drop in durable goods orders in six years supported the US T-Bond to 10 month highs. European bonds rallied in sympathy with US economic weakness and a 13 year low ZEW investor confidence reading. Hawkish comments by ECB chair Trichet lent strength to the Euro, resulting in fears that export declines would slow the economy. Short positions resulted in a loss for this market sector.

The US 3m Eurodollar futures lost ground early in the month as unemployment dropped to a 5 year low of 4.4%. However, a .5% drop in October CPI, a 1.3% decline in core PPI, weak consumer confidence, and the weak durable goods report contributed to moderate strength for the rest of the month. Three month Euribor futures also showed early month weakness on the strongest German employment figure in 4 years. However, the benign CPI reading of 1.6% (lowest in 6 years), and a disappointing GDP reading of 0.5% versus expectations of 0.7% led to steadily higher markets for the balance of the month. Short positions resulted in a loss for this sector.

The US dollar fell sharply against European currencies in November amid growing fears of a US economic slowdown. Weak US inflation and economic reports, rate hikes in Australia (1.9%), Norway (5.8%), and the UK (3%), and the hawkish comments by ECB chair Trichet contributed to widespread losses for the greenback. The Canadian Dollar lost 1.6% as the government announced a plan to increases taxes on foreign investors. Uncertainty surrounding Mexico’s presidential election led to losses of 2.0% for the Peso. A mixture of Long and Short positions led to an overall and relatively large gain in this sector.

World energy markets finished higher in November as a combination of further OPEC production threats and a significant distillates stocks drawdown supported values despite warm temperatures. Crude oil finished 4.1% higher on the month, sending bears to the exit due to rumors that China plans to fill a strategic oil reserve of its own, growing chaos in Iraq, declining distillates stocks, and a strong GDP number. In the products, natural gas gained 10.5% and heating oil gained 7.2%. A relatively large loss resulted from short positions in this sector.

Gold futures moved 6.5% higher in November, largely due to the effects of a very weak dollar. Inflation concerns heightened by stronger energy markets supported these values as well. Silver futures climbed 13.5% in sympathy with Gold and on the back of a positive US GDP number, allaying concerns of an economic slowdown. Long positions in this sector resulted in a gain for the month.

Other market sectors, relative to the sectors mentioned above, did not reveal significant trends and didn’t have a significant influence on this month’s overall negative performance.

For the month of November 2006, Series A lost -1.28%, while Series B lost -1.73%, including all fees and expenses.

QUADRIGA SUPERFUND, L.P. — SERIES A
NOVEMBER 2006 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended November 30, 2006)

STATEMENT OF INCOME

November 2006

Investment income, interest	$282,888

Expenses
Management fee	105,213
Organization and offering expenses	56,872
Operating expenses	8,531
Selling Commissions	227,487
Other expenses	474
Incentive fee	—
Brokerage commissions	164,019

Total expenses	562,596

Net investment gain (loss)	(279,708)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	3,465,720
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(4,068,199)

Net gain (loss) on investments	(602,479)

Net increase (decrease) in net assets from operations	$(882,187)

STATEMENT OF CHANGES IN NET ASSET VALUE

November 30, 2006

Net assets, beginning of period	$68,854,067

Net increase in net assets from operations	(882,187)
Capital share transactions
Issuance of shares	847,500
Redemption of shares	(971,372)

Net increase(decrease) in net assets from capital share transactions	(123,872)
Net increase(decrease) in net assets	(1,006,059)

Net assets, end of period	$67,848,008

NAV Per Unit, end of period	$1,347.16

QUADRIGA SUPERFUND, L.P. — SERIES B
NOVEMBER 2006 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended November 30, 2006)

STATEMENT OF INCOME

November 2006

Investment income, interest	$141,785

Expenses
Management fee	51,266
Organization and offering expenses	27,711
Operating expenses	4,156
Selling Commissions	110,845
Other expenses	349
Incentive fee	—
Brokerage commissions	115,108

Total expenses	309,435

Net investment gain(loss)	(167,650)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	2,351,407
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(2,764,250)

Net gain(loss) on investments	(412,843)

Net increase(decrease) in net assets from operations	$(580,493)

STATEMENT OF CHANGE IN NET ASSET VALUE

November 30, 2006

Net assets, beginning of period	$34,538,689

Net increase(decrease) in net assets from operations	(580,493)
Capital share transactions
Issuance of shares	124,300
Redemption of shares	(1,022,906)

Net increase (decrease) in net assets from capital share transactions	(898,606)
Net increase(decrease) in net assets	(1,479,099)

Net assets, end of period	$33,059,590

NAV Per Unit, end of period	$1,568.76

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/  Christian Baha
Christian Baha, Chief Executive Officer
Superfund Capital Management, Inc.
General Partner
Quadriga Superfund, L.P.

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